UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PLANTRONICS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

727493108

(CUSIP Number)

Steven Spencer

Siris Capital Group, LLC

601 Lexington Avenue, 59th Floor

New York, NY 10022

212-231-0095

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

1		NAME OF REPORTING PERSONS Triangle Private Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,036,535 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,036,535 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,036,535 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)                           See Item 5 hereto.

1		NAME OF REPORTING PERSONS Triangle Private Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,036,535 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,036,535 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,036,535 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)                           See Item 5 hereto.

1		NAME OF REPORTING PERSONS Triangle Private Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,036,535 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,036,535 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,036,535 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)                           See Item 5 hereto.

1		NAME OF REPORTING PERSONS Siris Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,036,535 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,036,535 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,036,535 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN

(1)                           See Item 5 hereto.

1		NAME OF REPORTING PERSONS Siris Partners III Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,036,535 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,036,535 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,036,535 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN

(1)                           See Item 5 hereto.

1		NAME OF REPORTING PERSONS Siris Partners GP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,036,535 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,036,535 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,036,535 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN

(1)         See Item 5 hereto.

1		NAME OF REPORTING PERSONS Siris GP HoldCo III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,036,535 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,036,535 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,036,535 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)         See Item 5 hereto.

1		NAME OF REPORTING PERSONS Siris Capital Group III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,036,535 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,036,535 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,036,535 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN

(1)                           See Item 5 hereto.

1		NAME OF REPORTING PERSONS Siris Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,044,838 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,044,838 (1)(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,044,838 (1)(2)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)                                 See Item 5 hereto.

(2)                                 Includes 2,904 shares of PLT Common Stock (as defined below) and 5,399 shares of PLT Common Stock awarded to Frank Baker in connection with his service as a director of the Issuer, which shares vested on August 2, 2019 and June 28, 2020, respectively.  Pursuant to an assignment agreement between Siris Capital Group and Mr. Baker, Mr. Baker has assigned to Siris Capital Group all of his right, title and interest in and to any compensation, including equity awards, he received from the Issuer for his services as a director of the Issuer. Mr. Baker resigned from the Issuer’s board of directors as of August 27, 2020.

1		NAME OF REPORTING PERSONS Siris Group GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,044,838 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,044,838 (1)(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,044,838 (1)(2)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)                                 See Item 5 hereto.

(2)                                 See footnote (2) on the previous page.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed on July 6, 2018 (as amended on February 11, 2020 and February 26, 2020, the “Schedule 13D”) with the U.S. Securities and Exchange Commission (the “SEC”), relating to the shares of common stock, par value $0.01 per share (“PLT Common Stock”), of Plantronics, Inc. (the “Issuer” or the “Company”).  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.  Capitalized terms used in this Amendment No. 3 that are not otherwise defined herein have the meanings attributed to them in the Schedule 13D.

Item 4.                                                         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On August 27, 2020, Triangle Holdings II sold 4,065,666 shares of PLT Common Stock at a price per share of $13.25 in a block sale to a broker-dealer. As a result of this transaction, and pursuant to the terms of the Stockholder Agreement (filed as Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons on July 6, 2018), Triangle Holdings II no longer had the right to cause any person to be appointed to the Company’s board of directors (the “Board”) and was required to cause its representatives serving on the Board to resign (the “Resignation Covenant”).  Frank Baker resigned from the Board as of August 27, 2020. Daniel Moloney continues to serve on the Board at the request of the Company, although he no longer serves as a designee of Triangle Holdings II.  In connection therewith, on August 27, 2020, the Company and Triangle Holdings II agreed to a partial waiver of the Resignation Covenant to effect Mr. Moloney’s continued service on the Board.

Item 5.                                                         Interest in Securities of the Issuer

Item 5 (a) - (c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

None of the Reporting Persons has the sole power to vote or direct the vote or the sole power to dispose or direct the disposition of any of the shares of PLT Common Stock to which this Schedule 13D relates.  The Reporting Persons have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 3,036,535 shares of PLT Common Stock reported in this Schedule 13D, which constitute approximately 7.5% of the outstanding shares of PLT Common Stock. In addition, Siris Capital Group and Siris Group GP also have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 8,303 shares of PLT Common Stock (which shares were awarded to Frank Baker in connection with his service as a director of the Issuer) reported in this Schedule 13D, which constitute approximately 0.02% of the outstanding shares of PLT Common Stock and, when aggregated with the shares of PLT Common Stock referenced in the previous sentence, constitute approximately 7.5% of the outstanding shares of PLT Common Stock. Pursuant to an assignment agreement between Siris Capital Group and Mr. Baker, Mr. Baker has assigned to Siris Capital Group all of his right, title and interest in and to any compensation, including equity awards, he received from the Issuer for his services as a director of the Issuer. Mr. Baker resigned from the Board as of August 27, 2020.

The percentages set forth above are based on an aggregate of 40,683,561 shares of PLT Common Stock outstanding as of June 3, 2020, as reported in Amendment No. 1 to the Company’s Annual Report on Form 10-K/A, filed with the SEC on August 18, 2020.

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d) of the Act, which group may be deemed to share the power to vote or direct the vote, or to dispose or direct the disposition, of the PLT Shares. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is a member of a “group” for purposes of Section 13(d) of the Act or for any other purpose.  Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any other person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

(c)

The Reporting Persons engaged in the following transaction with respect to the PLT Common Stock during the last sixty days: On August 27, 2020, Triangle Holdings II sold 4,065,666 shares of PLT Common Stock at a price per share of $13.25 in a block sale to a broker-dealer.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

On August 27, 2020, the Company and Triangle Private Holdings II entered into a Waiver and Acknowledgement, pursuant to which the Company and Triangle Private Holdings II agreed to partially waive the Resignation Covenant as relating to Daniel Moloney and his continued service on the Board. Mr. Moloney continues to serve on the Board at the request of the Company, although he no longer serves as a designee of Triangle Private Holdings II.

The foregoing reference to and description of the Waiver and Acknowledgement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Waiver and Acknowledgement, which is attached hereto as Exhibit 99.6 and incorporated herein by reference.

Item 7.                                                         Material to be Filed as Exhibits

Exhibit	Description

Exhibit 99.6	Waiver and Acknowledgement, dated August 27, 2020, by and between Plantronics, Inc. and Triangle Private Holdings II, LLC.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2020

TRIANGLE PRIVATE HOLDINGS II, LLC

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Authorized Signatory

TRIANGLE PRIVATE HOLDINGS I, LLC

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Authorized Signatory

TRIANGLE PRIVATE INVESTMENTS, LLC

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Authorized Signatory

SIRIS PARTNERS III, L.P.
SIRIS PARTNERS III PARALLEL, L.P.
By:	Siris Partners GP III, L.P., its general partner
By:	Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Managing Member

SIRIS PARTNERS GP III, L.P.
By:	Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Managing Member

SIRIS GP HOLDCO III, LLC

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Managing Member

SIGNATURE PAGE TO SCHEDULE 13D AMENDMENT NO. 3

SIRIS CAPITAL GROUP III, L.P.
By:	Siris Group GP, LLC, its general partner

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Manager

SIRIS CAPITAL GROUP, LLC
By:	Siris Group GP, LLC, its managing member

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Manager

SIRIS GROUP GP, LLC

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Manager

SIGNATURE PAGE TO SCHEDULE 13D AMENDMENT NO. 3